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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Madeleine Joy Mateo
Christian Windsor
Shannon Davis
Lory Empie

Re:	Marex Group plc
Draft Registration Statement on Form F-1
Confidentially submitted on December 6, 2023
CIK No. 0001997464

Ladies and Gentlemen:

On behalf of Marex Group plc (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form F-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis with the Securities and Exchange Commission (the “Commission”) on December 6, 2023 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on January 2, 2024 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Our Company, page 1

1.

We note that you explain your growth strategy as focusing on increasing the “share of wallet” of your clients. Consider revising your disclosure early in the summary to discuss your focus on deepening client relationships. Your revised disclosure should then discuss whether management monitors client wallet share, and the effectiveness of your cross-selling efforts, either in the business section or management’s discussion and analysis, as appropriate.

January 18, 2024

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 3, 4, 14, 15, 18, 116, 117, 126, 127, 128 and 130 of Submission No. 2.

Our Market Opportunity, page 6

2.	We note your comparison of your service offerings and those of your key competitors. Please describe how you defined or identified your key competitors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 6 and 118 of Submission No. 2 to describe how it identified its key competitors.

Our Competitive Strengths, page 10

3.

We note your reference to “essential services” in this section, and in the section beginning on page 14. Revise your explanation to explain which of your main product or asset classed consist of “essential services.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 10 and 122 of Submission No. 2 to remove the references to “essential” services. The Company advises the Staff that it believes that each of the four core services it provides, as presented in its four business segments, are essential to many of its clients, particularly producers or consumers of commodities, as these market participants have a need to trade on an ongoing basis to manage their business risk regardless of market conditions. However, given that the Company is one of several companies offering these services to clients (including its key competitors highlighted on pages 6 and 118 of Submission No. 2), the Company does not believe that it alone is an essential service provider to any client.

Growth from Expansion of Client Footprint, page 13

4.

We note the graphic on page 14 that shows two “client case studies.” Please provide us an explanation of how you identified the clients you are highlighting in the case studies and whether the results of the highlighted clients are representative of your clients during the same time periods presented. Consider revised disclosure as necessary to ensure the presentation is balanced and accurately places the information in context for your investors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company selected these clients as part of an annual analysis of the Company’s revenue generated from its clients. The clients highlighted in the case studies are examples of the larger client types that the Company serves (predominantly producers, consumers and asset managers) and were selected to demonstrate the range and depth of the different services offered by each of the Company’s business segments, including across different asset classes within these business segments. The Company believes that, while these case studies are only a selected sample used to show the range of services offered by the Company, they provide a helpful example of how four of the Company’s existing clients have deepened their relationship with the Company over the relevant period as a result of receiving additional new types of services and/or using more of the existing services the Company previously provided to such clients.

The Company has revised pages 15 and 127 of Submission No. 2 to clarify.

January 18, 2024

Pursue Strategic Acquisitions, page 17

5.

We note your disclosure that you invest substantial time and resources post-closing. If applicable, please disclose where appropriate if these substantial post-closing investments materially affect your liquidity. Depending on your response, consider providing expanded discussion of your post-acquisition efforts in your business section on page 132, or in your liquidity and capital resources section.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that no such post-closing investments materially affect the Company’s liquidity. These investments primarily involve resources relating to staff and time, with any monetary investment required for additional systems and processes generally falling below $5 million for each acquisition.

Our business is adversely affected by subdued commodity market activity, page 29

6.	Please discuss the current commodity market environment in which you are currently operating and whether you are experiencing adverse effects on your business due to the current environment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that volatility and absolute commodity prices were lower year on year in 2023 compared to 2022. By way of example, the VIX average was $17 in 2023 compared to $26 in 2022, and the Bloomberg Commodity Price index average was $104 in 2023 compared to $119 in 2022. As a result, the revenue generated by certain asset classes was lower in 2023 than in 2022. However, the Company notes that due to the overall diversification of its business and revenue across its services and asset classes, supported by the benefit of growth investments and higher interest rates, its total revenue and profitability materially increased year on year in 2023.

The Company intends to provide further commentary on the commodity market environment and its effects on the Company’s business in connection with the addition of its consolidated financial statements as at December 31, 2023 and 2022 and for each of the three years in the period ending December 31, 2023 (the “2023 Consolidated Financial Statements”) in a subsequent amendment to Submission No. 2.

We are subject to a variety of regulatory, reputational and financial risks as a result of our international operations, page 33

7.

Please disclose whether you believe you are currently in compliance with the regulatory requirements you discuss in this risk factor. Also, revise this section to discuss, for each type of regulation, whether you have been subject to significant sanctions, including fines, enhanced monitoring, or conduct restrictions, during the last 5 years.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes that it is currently in compliance with the regulatory requirements discussed in the referenced risk factor in all material respects. The Company confirms that the only instance in which it was subject to significant sanctions in the last 5 years, namely the 2020 anti-money laundering systems and controls matter, is specifically mentioned in the risk factor on page 34 of Submission No. 2 under the bullet “Anti-Money Laundering Compliance.” The Company notes that this sanction was limited to enhanced monitoring by the U.K. Financial Conduct Authority for a limited period during the self-remediation program and upon implementation of the updated processes only. As the only significant sanction is mentioned in the risk factor, the Company believes that its compliance with regulatory requirements is fully disclosed.

January 18, 2024

The Company advises the Staff that from time to time it has been subject to immaterial fines as a result of its own or its clients’ trading activities where the clearing houses or trading venues on which the Company is a member determine that the Company or a client of the Company has not met the requirements set out in their respective rules. The Company does not consider any of these instances to be material and routinely addresses such fines and interactions with clearing houses and trading venues through its internal procedures and in the course of its normal communications with the relevant clearing house or trading venue.

The Company advises the Staff that it has revised page 34 of Submission No. 2 to clarify and add disclosure on this point.

Software or systems failure, loss or disruption of data or data security failures could, among other things, limit our ability, page 35

8.	Please tell us how you concluded that the data security attacks on you or your third-party providers were not material to your business.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is not aware of any successful data security attacks on the Company’s systems, including following investigation in the ordinary course and discussions with relevant systems personnel. Accordingly, the Company has concluded that there has been no material impact on its business from such attacks.

With respect to the data security attack on the Company’s third-party provider, ION Trading (“ION”), the Company concluded that the attack was not material to its business on the basis that: (i) the Company did not suffer any direct financial loss from the attack itself; and (ii) in respect of any potential theft of the Company’s or the Company’s clients’ data: (A) ION provided assurances that no such data had been exfiltrated during the attack; and (B) the Company appointed a third-party data security company to perform a dark web search following the attack, which confirmed that there is no evidence that the Company’s, or Company’s clients’, data or access to the Company’s systems is on sale.

As a result, the Company does not believe the reported incidents have materially affected or will materially affect the Company, including its operations, business strategy, results of operations or financial condition. The Company further advises the Staff that, since the reported incidents, it has implemented additional measures, such as increasing the frequency of backup testing and the rollout of new software to provide additional protection against ransomware attacks, to help mitigate cybersecurity risks in the Company’s internal systems.

We are subject to exposure to cryptocurrencies and potential losses and reputational impact from clients trading crypto, page 37

9.	We note your disclosure on page 37 related to legal proceedings with BlockFi Inc. Please address the following:

•	Please revise to quantify the amount of financial loss you have experienced related to the instruments that are the subject of these legal proceedings.

January 18, 2024

•	Please quantify the amount of the “disputed assets” held by MCMI at each balance sheet date.

•

Please tell us your basis for concluding that the impact of legal proceedings will not have a material impact on your business. In addition, please tell us a range or estimate above any amounts accrued.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the financial loss experienced by the Company in relation to the legal proceedings with BlockFi Inc. (“BlockFi”) is limited to the immaterial legal fees that it has incurred in connection with such proceedings.

The proceeding with BlockFi, which was initiated on November 8, 2022, is an adversary complaint in the U.S. Bankruptcy Court for the District of New Jersey against: (i) Emergent Fidelity Technologies LTD (“Emergent”), a client of Marex Capital Markets Inc. (“MCMI”) and (ii) MCMI, seeking to enforce the terms of a pledge agreement between Emergent and BlockFi over certain collateral (the “Pledged Collateral”) that BlockFi alleges to be its assets. MCMI, in its capacity as broker dealer for Emergent, had custody of the Pledged Collateral in dispute during the period between May 2022 to January 2023 in a client account of Emergent held with MCMI. The Pledged Collateral was only held by MCMI as a client asset. The Pledged Collateral was not held on MCMI’s balance sheet as an asset of MCMI. The Pledged Collateral consisted of 55,273,469 shares of Robinhood Markets Inc, the closing price of which on Nasdaq was $8.14 per share as of December 31, 2022, resulting in a market value of $449,926,036.

The complaint does not allege that MCMI engaged in any wrongdoing or wrongful misconduct; it only alleges that MCMI had been the custodian of the Pledged Collateral that is subject to BlockFi’s purported claims. On January 4, 2023, MCMI fully complied with a Warrant of Seizure issued by the U.S. Department of Justice (“DOJ”), pursuant to which the DOJ seized the Pledged Collateral. As a result, MCMI no longer holds the Pledged Collateral.

The Company does not expect these legal proceedings to have a material impact on its business because: (i) it is not alleged that MCMI engaged in any wrongdoing or wrongful misconduct; (ii) MCMI’s involvement is limited to complying with the Warrant of Seizure from the DOJ, which it has done; and (iii) the legal fees it has incurred in connection with these legal proceedings are immaterial.

The Company has revised the risk factor on pages 36 and 37 of Submission No. 2 to further clarify.

10.

Please describe your existing cryptocurrency holdings, your material exposure to such holdings, and where your structured notes and OTC derivatives linked to the performance of cryptocurrency were sold. If the structured notes and OTC derivatives were sold in the United States, please provide the exemption under which they were sold.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as at December 31, 2023, the Company’s balance sheet physical holdings of cryptocurrencies were $120,964,322, as shown in the table below. These balance sheet physical holdings are hedged, as a result of which the Company’s overall market risk exposure to cryptocurrencies as at December 31, 2023 was $1,817,781.

January 18, 2024

The Company considers that its overall net market exposure to cryptocurrencies is therefore immaterial. As an example, if Bitcoin prices were to rise by 10%, the Company would incur a loss of $227,000, and if Bitcoin prices were to fall by 10%, the Company would make a gain of $227,000. The Company advises the Staff that it therefore does not consider its exposure to cryptocurrencies to be material.

Digital Assets Physical Holdings and Market Risk Exposures (in USD ‘000)

	Delta				Vega
Asset / Code	Client Trades	Exchange Trades	Physical Holding	Total	Client Trades	Exchange Trades	Total
Bitcoin / BTC, wBTC	(3,631)	(91,795)	93,156	(2,270)	22	(31)	(9)
Ether / ETH, wstETH	(19,267)	155	18,864	(248)	25	(14)	10
Avalanche / AVAX	(3,305)	—	3,298	(7)	(0)	—	(0)
Axie Infinity / AXS	(285)	—	284	(1)	(0)	—	(0)
Enjin Coin / ENJ	(531)	—	529	(1)	(0)	—	(0)
Decentraland / MANA	(488)	—	487	(1)	(0)	—	(0)
Stablecoin / USDC	—	—	4,346	4,346	—	—	—

Total	(27,507)	(91,640)	120,964	1,818	46	(45)	2

The Company sold structured notes that are linked to cryptocurrencies in the following jurisdictions: the United Kingdom, the Bahamas, France, Switzerland, Uruguay, Australia, the United Arab Emirates, Malta, Mauritius, Monaco, Israel and Cyprus. The Company advises the Staff that it does not sell any structured notes (including those linked to cryptocurrencies) in the United States.

The Company has entered into OTC derivatives that are linked to cryptocurrencies in the following jurisdictions: Lithuania, the Cayman Islands, Andorra, the British Virgin Islands and Switzerland. In addition, through its U.K. subsidiary, Marex Financial (“MF”), the Company has entered into OTC derivatives that are linked to cryptocurrencies with clients in a limited number of states in the United States.

January 18, 2024

The Company also advises the Staff that it has also executed transactions for certain of its clients in exchange-traded derivatives (“ETDs”) and exchange-traded funds (“ETFs”) that are linked to Bitcoin (“BTC”) and Ethereum (“ETH”) cryptocurrencies. The ETD and ETF activities and their impact on the Company’s business are reflected in the financial and market exposure analysis set forth in the table above. While these are immaterial to the Company’s business, the Company has revised the risk factor on pages 36 and 37 of Submission No. 2 to include disclosure on these activities related to cryptocurrencies.

The Company’s clients who have traded ETDs linked to cryptocurrencies are incorporated in Australia, the Bahamas, Bermuda, the Cayman Islands, Cyprus, Germany, Gibraltar, Hong Kong, Ireland, Jersey, Liechtenstein, Luxembourg, Malta, Monaco, Puerto Rico, Singapore, Switzerland, the United Arab Emirates, the United Kingdom and the United States.

The Company’s clients who have traded shares in ETFs linked to cryptocurrencies are incorporated in the British Virgin Islands, Singapore and the United States.

The Company respectfully notes the Staff’s comment concerning whether structured notes and OTC derivatives linked to cryptocurrencies sold in the United States are sold under an exemption. The Company can confirm that because no structured notes are sold in the United States, it is not required to operate under any exemption in that respect. The Company also confirms that OTC derivatives, ETDs and ETFs are offered to its clients under the Company’s existing regulatory permissions in the United States and elsewhere.

In connection with the addition of the Company’s 2023 Consolidated Financial Statements, in a subsequent amendment, the Company will revise its accounting policy to clarify its policies for inventory to reflect all of the Company’s cryptocurrency activities as follows:

“(o) Inventories

The Group applies the broker-dealer exemption to its inventories stated in paragraph 3 of IAS 2, Inventories. The Group has physical holdings of commodities held for trading purposes. These are measured at fair value less costs to sell and relate to the recycled metals trading division.

The Group holds cryptocurrencies, both for its own account in order to generate a return, and to complement its cryptocurrency client offerings. The Group does not act as a custodian for crypto and, other than in limited circumstances, it does not allow clients to provide crypto as security for client activity. The Group holds these cryptocurrencies in either a hot wallet at Fireblocks (kept online) or in cold storage at a crypto exchange (kept offline). The Group classifies cryptocurrency holdings as inventories on the statement of financial position measured at fair value less costs to sell.

The Group has holdings of carbon emission certificates held for trading purposes. These are held at fair value less costs to sell.

The cost of inventories including the changes in their fair value is recognised in the income statement within the line Net trading income.”

11.

In your Regulation section starting on page 150, please disclose the effect of existing or probable government regulation to the extent federal, state, local or foreign regulation of blockchain technology or digital assets may have a material effect on your business or intended business.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, because of the immaterial size of its activities relating to blockchain technology and digital assets, it does not expect existing or probable government regulation of blockchain technology or digital assets to have a material effect on its business. The Company will continue to monitor any such regulatory developments to ensure that it continues to comply with the same.

January 18, 2024

We are subject to risks related to OTC derivatives transactions..., page 37

12.

We note your reference to bespoke or off-exchange hedging products which you provide to your customers. Please revise, here or where appropriate, to discuss the associated risks to your business from providing these offerings. Highlight the primary differences between your bespoke hedging products and OTC derivatives and quantify your exposure between both OTC and bespoke derivatives for the periods presented within your financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there is no exposure between the Company’s bespoke hedging products and OTC derivatives because these descriptions refer to the same products – that is to say the bespoke hedging products are offered in the form of OTC derivatives. The Company further advises the Staff that it believes the associated risks to its business from OTC derivatives are described in the referenced risk factor, and the Company has revised page 36 of Submission No. 2 to further clarify.

13.	Please identify each of the digital assets to which the structured notes and OTC derivatives you offer are linked.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has outstanding structured notes and OTC derivatives linked to the following cryptocurrencies: BTC, ETH, Avalanche (“AVAX”), Axie Infinity (“AXS”), Enjin Coin (“ENJ”) and Decentraland (“MANA”). As highlighted in the response to comment 10 above, the significant majority of the structured notes and OTC derivatives offered by the Company are linked to BTC or ETH, and the AVAX, AXS, ENJ and MANA cryptocurrencies are only linked to two structured notes previously offered by the Company. The Company’s offering in relation to ETDs and ETFs are linked to BTC and ETH cryptocurrencies only. The Company may offer financial products linked to different digital assets in the future, although any offerings would be subject to the review and approval of the Company’s internal risk function on a case-by-case basis.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk, page 47

14.

We note your disclosure on page 113 that your VaR framework continues to be developed across your various trading desks. Revise this risk factor to discuss the need to expand your monitoring and calculation of your overall VaR exposure. Also, revise the risk factor to discuss the extent to which your lack of a mature VaR framework might impact the probability that you might be exposed to an unidentified or unanticipated risk.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 46, 47, 106 and 107 of Submission No. 2.

Volatility in Commodity Prices and General Economic Activity Levels, page 88

15.

We note your disclosure that trading volumes may be reduced if geopolitical developments impact production or the availability of a relevant commodity for an extended period. You also cite to specific events that have impacted the trading volume of specific commodities. Revise your disclosure to discuss the extent to which the cited events specifically impacted your business volume or revenues or other material impacts on your business.

January 18, 2024

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 84 and 85 of Submission No. 2.

16.

If applicable, please describe the extent and nature of the role of your board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include risks related to cybersecurity, sanctions, and commodity prices in affected regions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, with regard to the approach of its board of directors (its “Board”) generally, the Board delegates responsibility for the management of risk within the Company’s business to the Risk Committee. The Risk Committee is tasked with overseeing and managing risks and providing advice to the Board on the Company’s current risk exposures and future risk strategies. The Chair of the Risk Committee and other members (as needed) will then liaise with key individuals involved in the Company’s governance, such as the Chief Executive Officer and Board, to ensure that its risk management and internal controls are reviewed regularly, and a section of the annual report delivered to the Board describes the work of the Risk Committee.

The Risk Committee of the Board sets the overall risk appetite through various lenses and limits. The Company’s Chief Risk Officer (“CRO”) controls the risk appetite through risk frameworks, such as a Country Risk Framework and Market Risk Framework, and imposes various limits to avoid the buildup of unwanted concentration risks. The CRO monitors various key risk indicators, including financial crime, sanction risks, operational resilience, cybersecurity, market volatility and sectoral risks, and the CRO escalates indicators as appropriate to the Risk Committee, which, in turn, will escalate as appropriate for discussion by the Board.

With regard to risks arising specifically in relation to Russia’s invasion of Ukraine, the Board considered the analysis and reporting by both the Risk Committee and Company’s executive management team in seeking to understand the Company’s: (i) exposure to the two countries, which was minimal; (ii) approach to managing the impact of market volatility on the Company’s counterparty and liquidity risk; and (iii) the possibility and effect of sanctions on the Company’s clients. With the Risk Committee, the Board also supported the Company’s preparedness for the invasion as it looked to restructure its exposures to certain clients (through, for example, the use of additional credit support and its efforts to balance their positions in anticipation of any potential impact on their activities).

In addition to the foregoing, consideration was given to the impact on the Company’s trading profit and loss. The Company notes that, while this was not deemed a priority due to the relatively minimal nature of its market risk, the Board sought to ensure that the calibration of liquidity shocks continued to cover such a scenario on an ongoing basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 97

17.

Please revise, here or where appropriate, to quantify and discuss the results, trends and circumstances from your cryptocurrency specific activities. For example, quantify the volume of activities, nature, type of cryptocurrencies, average pricing or rate information, etc. Refer to Item 303(b)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its cryptocurrency specific activities are not material to its operations or financial results. To provide context, the Company’s net market risk exposure to cryptocurrencies was $1,817,781, $427,645 and $423,242 as at December 31, 2023, 2022 and 2021, respectively.

January 18, 2024

The Company refers the Staff to its response to comment 10 above regarding its current cryptocurrency related activities, physical holdings and market risk exposure.

18.

Please revise your disclosure to describe the extent to which the changes in your Net Commission Income and Net Trading Income are attributed to changes in price or changes in volume for each of the periods presented and discussed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 92 and 93 of Submission No. 2.

Non-IFRS Measures, page 100

19.

Please revise to explain in further detail how you calculate your Sharpe Ratio and Adjusted Sharpe Ratio and clarify what these amounts represent. For example, please disclose the primary drivers behind the change in your Sharpe Ratio from 1.8 in 2021 to 2.8 in 2022 and the change in your Adjusted Sharpe Ratio from 2.2 in 2021 to 4.1 in 2022.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its strategy is to grow “High Quality Earnings.” Following the established finance theory, the Company regards “High Quality Earnings” as earnings that are: not volatile, stable month to month, easy to forecast and indicative of a business model that does not take a lot of risk. To quantify this, the Company uses the Sharpe ratio, a statistical measure of earnings stability, and compares the dispersion of monthly profit over its monthly average in a period. For example, for the same average monthly earnings, a firm with highly variable earnings will have a lower Sharpe ratio than a firm with stable recurring earnings. The Sharpe ratio does not determine the increase or decline in earnings between periods; it is only a measure of the dispersion of readings during a period.

For example, Firm A and Firm B below have the same average earnings, with higher volatility in Firm B’s monthly earnings, and therefore its Sharpe ratio is lower:

Monthly earnings

(2022, $m)	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Firm A	9.0	7.0	8.0	10.0	12.0	10.0	8.0	10.0	11.0	12.0	10.0	13.0
Firm B	15.0	20.0	5.0	7.0	18.0	(2.0)	12.0	15.0	10.0	10.0	7.0	3.0

Sharpe ratio calculation

(2022, $m)	Firm A	Firm B
Average monthly earnings (a)	10.0	10.0
Variance in monthly earnings (b)	3.0	37.8
Standard deviation in monthly earnings (c)	1.7	6.2

Sharpe ratio (d)	5.8	1.6

(a)	Average monthly earnings is calculated as the total earnings, divided by the number of months.

January 18, 2024

(b)	Variance in monthly earnings is the sum of the squares of the difference between monthly earnings and the average monthly earnings, divided by the number of months.
(c)	Standard deviation is the square root of the variance of monthly earnings.
(d)	Sharpe ratio is the average monthly earnings divided by standard deviation.

The Company’s Sharpe ratio increased from 1.8 for the year ended December 31, 2021 to 2.8 for the year ended December 31, 2022, with average monthly profit after tax growing from $4.7 million to $8.2 million for the same periods, and standard deviation in monthly profit after tax increasing from $2.6 million for the year ended December 31, 2021 to $3.0 million for the year ended December 31, 2022, as goodwill impairment charges and acquisitions costs were reported in certain months rather than spread across the year. However, the growth in profit after tax was higher than the increased volatility, resulting in a year-on-year increase in Sharpe ratio.

As the Company uses Adjusted Operating Profit as the basis for management’s assessment of its operations, it also uses an Adjusted Sharpe ratio. The Company’s Adjusted Sharpe ratio increased from 2.2 for the year ended December 31, 2021 to 4.1 for the year ended December 31, 2022, with a decline in standard deviation of monthly Adjusted Operating Profit from $3.0 million for the year ended December 31, 2021 to $2.5 million for the year ended December 31, 2022 and average monthly Adjusted Operating Profit growing from $6.6 million to $10.1 million, respectively, over the same periods. This evidences that the Company’s improved Sharpe ratio was driven by both growing Adjusted Operating Profit and lower volatility in monthly Adjusted Operating Profit.

The Company advises the Staff that it will include disclosure around the drivers behind the changes in Sharpe ratio and Adjusted Sharpe ratio for 2022 and 2021 in a subsequent amendment to Submission No. 2.

Credit Facilities, page 109

20.	For each credit facility listed in this section, please include the interest rate payable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 106 and 107 of Submission No. 2.

Quantitative and Qualitative Disclosures of Market Risks, page 111

21.

Please revise to provide all quantitative information about market risk as required in Item 11 of Form 20-F. Specifically, please enhance your disclosure to provide more detail regarding the “separate stress-based frameworks and suites of risk sensitivity limits.” In addition, please discuss your Board of Directors’ current risk appetite.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the disclosure on page 111 of the Draft Submission to include an analysis of the quantitative information around market risk as required by Item 11 of Form 20-F in connection with the addition of its 2023 Consolidated Financial Statements in a subsequent amendment.

January 18, 2024

The Company advises the Staff that the risk appetite of the Company’s Board is articulated and controlled through various mechanisms, including: (i) risk appetite statements across the various risk categories; and (ii) taxonomy covering metrics such as: (A) liquidity, (B) regulatory capital, (C) credit risk, (D) market risk, (E) profitability, (F) operational risk, (G) business disruption and operational resilience, (H) information security, (I) governance, (J) reputation, (K) change regulatory compliance and (L) financial crime (together, the “Risk Factors”). A risk tolerance is set for each, which allows the Company to measure its risk against its strategic objectives. These tolerances range from very low, low and moderate to acceptable, with the majority set at either low or very low. The Board has a moderate risk appetite with respect to change management within the Company as it looks for the infrastructure and control environment to grow with the business and manage change in a consistent and deliberate manner. The Board also has a moderate risk appetite for credit and market risk, as it seeks to build a business that generates growing earnings from a solid business foundation. However, the Board recognizes the need to balance the investment for future growth against the need to maintain sustainable earnings.

Board-implemented risk limits are set across each of these Risk Factors above and establish the boundaries within which the Company’s executive managers are empowered to operate and allow the true day-to-day risk profile of the organization to fluctuate in the course of executing strategic objectives in accordance with the Board’s strategy and risk appetite. The Company’s executive managers have established lower-level key risk indicators to manage the daily operations at a more granular level. For businesses that are not controlled by VaR, or where a significant part of the business’ portfolio consists of options, risk is managed through various stress shocks across price, volatility, dividend and correlation where appropriate. The shocks are both upward and downward and are calibrated to cover movements expected in normal markets as well as extended stresses for more extreme markets. These stress-based frameworks, which are market-based, are complemented by a suite of sensitivity limits to avoid the buildup of unwanted concentration risks and can cover both primary order (such as price sensitivity) and second order (such as volatility) risk factors, with the option for separate limits for different durations. Risk sensitivities include delta, vega, time weighted vega, dividend risk, equity-equity correlations, equity-fx correlations, gamma and theta.

Interest Rate Risk, page 114

22.

Revise this section to discuss why you decided that 100bp increase/decrease in interest rates was adequate to provide your management, and investors, with information on your exposure to changes in interest rates. We note that interest rates in the UK have risen by almost 500bps since the end of 2021, and in the US have risen by about the same amount in the same 24 month period.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 111 and 112 of Submission No. 2.

23.

We note that you state that you could not model client response to interest rate changes due to the “recent historically low interest rate environment.” Revise to clarify if management remains unable to model or anticipate client responses to rate changes based on the inputs from 2022 and 2023.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 112 of Submission No. 2.

January 18, 2024

Market Risk, page 148

24.	Please describe the pre-trade risk controls you have in place.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 146 and 147 of Submission No. 2.

Governing Law and Waiver of Jury Trial, page 215

25.

Please clarify whether the exclusive forum provision applies specifically to claims under the Securities Act and/or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also include risk factor disclosure discussing the risks or other impacts on investors of the exclusive forum provision, as well as any uncertainty about enforceability and whether they apply to federal securities law claims.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will register its ordinary shares in connection with the offering rather than American Depositary Shares and therefore no longer expects to enter into a deposit agreement, which contained the exclusive forum provision. The Company further advises the Staff that it has removed the section entitled “Description of American Depositary Shares” from Submission No. 2.

The Company further advises the Staff that its amended and restated articles of association will contain an exclusive forum provision, and the Company has revised pages 70 and 71 of Submission No. 2 to include risk factor disclosure around such provision.

Net physical commodities income, page F-24

26.

We note that you indicate you enter into contracts to purchase physical commodities for the purpose of selling “in the near future” to generate a profit from the fluctuations in prices and that your contracts to purchase and sell physical commodities are “provisionally priced” at the date that an initial invoice is issued. Please address the following:

•	Clarify in which line item you record and, where appropriate, quantify the outstanding exposure related to, your physical commodities contracts on your consolidated statement of financial position.

•	Clarify what is meant by the phrases “in the near future” and “provisionally priced” and revise your disclosure accordingly.

•	Tell us where your physical commodities are recorded within your fair value hierarchy as presented on page F-82.

Response: The Company respectfully acknowledges the Staff’s comment and will revise the disclosure as outlined below in the 2023 Consolidated Financial Statements, which will be included in a subsequent amendment.

•	Clarify in which line item you record and, where appropriate, quantify the outstanding exposure related to, your physical commodities contracts on your consolidated statement of financial position.

January 18, 2024

The Company respectfully advises the Staff that the outstanding exposures related to physical sales commodity contracts are recorded within “Trade debtors,” which is included in the “Trade and other receivables” line item on the Company’s consolidated statement of financial position. The exposures related to the purchase of physical commodities are recorded within “Trade payables” and included within the “Trade and other payables” line item on the Company’s consolidated statement of financial position. The Company respectfully advises the Staff that the outstanding exposure as at December 31, 2022 was $0.2 million for physical sales commodity contracts and $0.1 million for physical purchases commodity contracts, and the Company considers both to be immaterial. In a subsequent amendment including the Company’s 2023 Consolidated Financial Statements, the Company will include, in the footnote on page F-24 of the Draft Submission, where the open physical commodity contracts are presented in the Company’s consolidated statement of financial position as proposed in the revised disclosure included in the following bullet.

•	Clarify what is meant by the phrases “in the near future” and “provisionally priced” and revise your disclosure accordingly.

In relation to the phrase “in the near future,” the Company respectfully advises the Staff that this statement is intended to provide context around its trading business model. The Company enters into contracts to purchase physical commodities with the purpose of selling within 90 days on average, which it considers “in the near future.” Provisionally priced contracts are contracts where the price of the contract is subject to adjustments resulting from these contracts being priced against a future quoted price after settlement of the underlying commodity. The Company proposes to revise its disclosure in its 2023 Consolidated Financial Statements to be included in a subsequent amendment accordingly, as follows:

“Net physical commodities income

The Group enters into contracts to purchase physical commodities for the purpose of selling in the near future (90 days on average) to generate a profit from the fluctuations in prices. In accordance with IFRS 9, these contracts are recognised and measured at fair value, with the resulting fair value gains and losses being included in net physical commodities income. Contracts to purchase and sell physical commodities are provisionally priced at the date that an initial invoice is issued. Provisionally priced contracts are contracts where the price of the contract is subject to adjustments resulting from these contracts being priced against a future quoted price after settlement of the underlying commodity. Provisionally priced payables and receivables are measured initially and subsequently at their fair value through profit and loss until settlement and are presented within trade payables in the Trade and other payables and trade debtors in the Trade and other receivables line item in the statement of financial position.”

•	Tell us where your physical commodities are recorded within your fair value hierarchy as presented on page F-82.

The Company respectfully advises the Staff that physical commodities held by the Company are presented within the “Inventory” financial statement line item and are Level 2 in the fair value hierarchy. The fair value of “Inventory” related to physical commodities is derived from observable prices. Outstanding exposures related to physical commodities representing derivative instruments measured at fair value included in the “Trade and other receivables” and the “Trade and other payables” line items have not been included in the fair value hierarchy table due to immateriality ($0.2 million for physical sales commodity contracts and $0.1 million for physical purchases commodity contracts as at December 31, 2022). In its 2023 Consolidated Financial Statements to be included in a subsequent amendment, the Company will disclose the outstanding exposures in its fair value hierarchy footnote as follows:

January 18, 2024

“The following table shows an analysis of assets and liabilities recorded at fair value shown in accordance with the fair value hierarchy as at 31 December 2023 and 2022 . No assets or liabilities have been transferred between levels within the fair value hierarchy during 2023 and 2022.”

	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m
Financial assets – FVTPL:
Trade debtors
Equity instruments
Derivative instruments
Inventory
Financial assets – FVTOCI:
Investments
Derivative instruments
Financial liabilities – FVTOCI:
Derivative instruments
Financial liabilities – FVTPL:
Trade payables
Derivative instruments
Debt securities
At 31 December 2023

	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m
Financial assets – FVTPL:
Trade debtors	0.2	—	—	0.2
Equity instruments	410.0	—	—	410.0
Derivative instruments	—	474.7	2.6	477.3
Inventory	27.5	8.3	—	35.8
Financial assets – FVTOCI:
Investments	4.9	11.5	—	16.4
Derivative instruments	—	3.5	—	3.5
Financial liabilities – FVTOCI:
Derivative instruments	—	(1.6)	—	(1.6)
Financial liabilities – FVTPL:
Trade payables	(0.1)	—	—	(1.6)
Derivative instruments	—	(287.9)	(4.8)	(292.7)
Debt securities	—	(1,160.0)	—	(1,160.0)

At 31 December 2022	442.5	(951.5)	(2.2)	(511.3)

3 Significant Accounting Policies

January 18, 2024

(n) Financial instruments, page F-29

27.

We note your disclosure on page F-33 that states that you have “rebutted the 90-day presumption within IFRS 9 where a default shall be presumed to have occurred if a financial asset is more than 90 days past due.” We further note your disclosure that it is your accounting policy that when a financial asset is more than 180 days past due, you believe the number of days past due is sufficient evidence of a significant deterioration in the credit quality of the client “in most circumstances.” Please address the following:

•	Cite the accounting guidance that indicates a 90-day presumption of default is assumed.

•	Explain your basis in determining that the 90-day presumption has been rebutted.

•	Please explain under what circumstances you would believe that 180-days past due is not indicative of a significant deterioration in credit quality.

•	Explain if you evaluate and determine any significant deterioration before your financial assets are 180 days past due based on specific and/or known information.

Response: The Company respectfully advises the Staff that its current portfolio of financial assets subject to impairment assessment in accordance with IFRS 9 consists of cash and cash equivalents, treasury instruments, trade and other receivables, reverse repurchase agreements and stock borrowing. All other financial assets recognized as at December 31, 2022 are measured at fair value through profit and loss or, for certain shares, through other comprehensive income and therefore not subject to the impairment guidance in IFRS 9 as the fair value includes consideration of the credit risk of the instrument. For impairment purposes, trade debtors included in “Trade and other receivables” utilizes a lifetime expected loss model for impairment purposes (the “Simplified Approach”). For all other financial assets, the Company applies the general expected loss model, which requires a 12-month expected loss for financial assets classified as Stage 1 and a lifetime expected loss for financial assets classified in Stage 2 and 3 (the “Two-step Approach”).

•	Cite the accounting guidance that indicates a 90-day presumption of default is assumed.

The Company respectfully advises the Staff that the 90-days past due presumption of default is stated in IFRS 9 paragraph B5.5.37 as follows: “When defining default for the purposes of determining the risk of a default occurring, an entity shall apply a default definition that is consistent with the definition used for internal credit risk management purposes for the relevant financial instrument and consider qualitative indicators (for example, financial covenants) when appropriate. However, there is a rebuttable presumption that default does not occur later than when a financial asset is 90 days past due unless an entity has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate […].”

•	Explain your basis in determining that the 90-day presumption has been rebutted.

The Company respectfully advises the Staff that the 90 days past due presumption is not rebutted for those financial assets subject to impairment under the Two-step Approach and that such presumption does not apply under the Simplified Approach. Therefore, the disclosure about using 180 days after past due as an indicator of default for financial assets was an oversight in the Company’s description of the accounting policies for impairment of financial assets.

January 18, 2024

Given the nature of the financial assets held by the Company and the industry in which the Company operates, the settlement of receivables associated with the core of the business takes place mostly within 30 days of the occurrence of the transaction, and therefore it is not common to have aging balances. This can be evidenced by the Company’s history of low credit losses and the low percentage of aging past 30 days in the aging analysis included in response to comment 30 below.

In the Company’s 2023 Consolidated Financial Statements to be included in a subsequent amendment, the Company will clarify its policies for impairment between those financial assets that apply the Simplified Approach and those that apply the Two-step Approach. Please refer to the end of this response for the Company’s proposed revised disclosure.

•	Please explain under what circumstances you would believe that 180-days past due is not indicative of a significant deterioration in credit quality.

The Company respectfully advises the Staff that, as indicated above, the Company has not rebutted the 90 days past due presumption of default. However, in accordance with the Company’s credit risk management processes, for purposes of the measurement of the expected credit loss using the Simplified Approach for trade debtors, in circumstances where a financial asset is 180 days past due but the counterparty has a high credit rating, large volumes of trades and the Company has experience with the counterparty, with a history of collection after 180 days, the Company may not consider the past due days to be indicative of a significant deterioration in credit quality, depending on the circumstances, which would consider both quantitative and qualitative factors. The Company respectfully advises the Staff that although this process is part of the Company’s credit risk management, it is unusual for the Company to have balances 180 days or more past due.

•	Explain if you evaluate and determine any significant deterioration before your financial assets are 180 days past due based on specific and/or known information.

The Company respectfully advises the Staff that, when determining whether there has been a significant deterioration in credit quality, the Company considers both quantitative and qualitative information and analysis based upon historic experience and forward-looking information, such as significant levels of market volatility within the industry in which the counterparty operates. At each reporting date, the Company reviews the days past due information for each counterparty. Additionally, in combination with the days past due methodology subject to IFRS 9, the Company also reviews the most recent internally derived credit ratings, which have been identified as the best available determinant of credit risk. The Company updates the internally derived credit ratings as new information becomes available and reassesses the ratings annually. Credit deterioration is deemed to have taken place if additional information comes to light that adversely impacts the internal credit rating provided, specifically market news from other counterparties or other market guidance. Further to this, the Company undertakes a review of its clients and counterparties monthly to ensure that collection activities are progressing as expected but also to determine if any remedial actions are required. All of these factors are considered in the matrix analysis to measure the expected credit loss under the Simplified Approach at each reporting date.

January 18, 2024

The Company acknowledges that its accounting policy disclosure for impairment between those financial assets that apply the Simplified Approach and those that apply the Two-step Approach would benefit from enhancement and clarification and will revise such disclosure in its 2023 Consolidated Financial Statements, which will be included in a subsequent amendment, as follows:

The following paragraph on page F-33 of Submission No. 2 will be removed in a subsequent amendment.

“Definition of default (continued)

The Group has rebutted the 90-day presumption within IFRS 9 where a default shall be presumed to have occurred if a financial asset is more than 90 days past due. It is the Group’s accounting policy that when a financial asset is more than 180 days past due, the number of days past due is sufficient evidence of a significant deterioration in the credit quality of the client in most circumstances. At this point, the Group performs a qualitative review of the financial assets on a client-by-client basis to determine whether the Group has reasonable and supportable information to demonstrate whether a default event has occurred.”

The following paragraph on page F-31 of Submission No. 2, as part of the “Impairment of financial assets” accounting policy, will be added in a subsequent amendment.

“Simplified approach

The Group adopts a simplified approach for trade debtors whereby allowances are always equal to lifetime ECL. The ECL on trade debtors are estimated using a provision matrix by reference to historical credit losses experience adjusted for current and expected future economic conditions. When a trade debtor balance is more than 180 days past due, the Group further performs a qualitative review of the debtor analysing factors such as the debtor’s current financial position, past due days, cash collection history and internal credit ratings to determine whether the Group has reasonable and supportable information to apply a higher credit loss rate adjusted by forward-looking information.”

28.

We note your disclosure on page F-37 that states “Hybrid financial instruments are composed of debt components and embedded derivatives.” To the extent possible, please quantify the number and value of embedded derivatives included within your statements of financial position as of December 31, 2022 and December 31, 2021, and tell us how you considered paragraph 4.3 of IAS 9 when accounting for these embedded derivatives.

Response: The Company respectfully advises the Staff that the issued debt instruments referenced on page F-37 have been assessed under section 4.3 of IFRS 9 in the following manner:

Paragraph 4.3.1 defines an embedded derivative as “a component of a hybrid contract that also includes a non-derivative host – with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative cause some or all the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price […].” The Company issues debt securities, with the return on these instruments linked to factors that are not correlated or linked to interest rates, for example, equity prices or credit indices. These derivatives are a key part the debt security, as it forms the basis for the return on these debt securities, they are attached to the financial liability, and they cannot be transferred independently. As such, the embedded derivative has economic characteristics and risks that are not closely related to the economic characteristics and risks of the host that would require separation from the host.

January 18, 2024

However, the Company has elected to apply the fair value option to measure the entire hybrid contract at fair value through profit and loss. Paragraph 4.3.5 of IFRS 9, outlines that an entity may designate the entire hybrid contract as at fair value through profit or loss unless “(a) the embedded derivative(s) do(es) not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis when a similar hybrid instrument is first considered that separation of the embedded derivative(s) is prohibited, such as a prepayment option embedded in a loan that permits the holder to prepay the loan for approximately its amortised cost.” As indicated above, the embedded derivatives form the basis of return of the debt instruments, and therefore significantly modifying the cash flows and separation is not prohibited. Accordingly, the two conditions are not met, and the entire contract may be designated at fair value.

As the entire hybrid contract is measured at fair value through profit and loss, there is no requirement to bifurcate the embedded derivative and account for it separately.

The Company had 2,420 hybrid financial instruments that include an embedded derivative as at December 31, 2022. The fair value of the hybrid financial instrument as a whole (including both the host and the embedded derivative, not measuring the fair value of the embedded derivative separately) as at December 31, 2022 was $1,160 million.

The Company will modify the accounting policy in its 2023 Consolidated Financial Statements, which will be included in a subsequent amendment, as follows:

“Debt securities are the Group’s issued debt instruments which are hybrid financial instruments. Hybrid financial instruments are the entire debt instrument contract, within which is an embedded derivative. As at 31 December 2023 and 2022 and for the three years in the period ended 31 December 2023, all debt securities with an embedded derivative that required separation have been designated at FVTPL. Changes in fair value are recognised within net trading income except for changes related to the Group’s own credit risk which are recognised in other comprehensive income. Interests related to the debt securities is presented within interest expense.”

9 Other expenses, page F-47

29.

We note that the “other” component of your other expenses comprises a significant portion of your total other expenses for the years ended December 31, 2022 and December 31, 2021. Please provide additional information related to this “other” component and consider whether further break-out of these amounts is possible.

Response: The Company respectfully acknowledges the Staff’s comment and will revise the disclosure in its 2023 Consolidated Financial Statements, which will be included in a subsequent amendment, as follows:

January 18, 2024

9. Other expenses

	2023 $m	2022 $m	2021 $m
Professional fees		44.1	29.9
Non-trading technology and support		36.7	24.4
Trading systems and market data		25.2	16.9
Occupancy and equipment rental		11.8	11.4
Travel and business development		10.2	3.7
Communications		8.1	7.7
Bank costs		4.1	3.3
Management fees		3.4	2.1
VAT		1.7	1.5
Other		2.5	2.6

Total		147.8	103.5

20 Trade and other receivables, page F-61

30.

We note that you provide an aging of trade debtors but that trade receivables only comprise approximately 3% of your total trade and other receivables as of December 31, 2022. Please provide an aging for the remainder of your accounts receivable for each period presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure on page F-61 of the Draft Submission covered only trade debtors, as those are the balances subject to ECL determination under the Simplified Approach, applying a provision matrix using the aging analysis and expected credit loss rates. The Company will modify its aging analysis to include all trade and other receivables, irrespective of the impairment approach applied. The Company will revise the disclosure in its 2023 Consolidated Financial Statements, which will be included in a subsequent F-1 amendment, as follows:

“The Group recognised lifetime ECL allowance for trade debtors of $[•]m and $0.4m as at 31 December 2023 and 2022, respectively, using a provision matrix under the simplified approach. Further to this, the Group has recorded within amounts due from exchanges, clearing houses and other counterparties, an ECL allowance of $[•] and $13.9m, as at 31 December 2023 and 2022, respectively, based on individual assessment, to reflect the credit losses associated with certain counterparties. The Directors consider that the carrying amounts of trade and other receivables are not materially different to their fair value.”

(a) Ageing of trade debtors

The provision matrix for our trade debtors is as follows.

2023

	Current	Less than 30 days	31-60 days	61-90 days	91-120 days	More than 120 days	Total
Expected credit loss rate
Trade debtors ($m)
Trade debtors lifetime ECL ($m)

January 18, 2024

2022

	Current	Less than 30 days	31-60 days	61-90 days	91-120 days	More than 120 days	Total
Expected credit loss rate	0.12%	0.12%	0.12%	0.12%	0.12%	2.02%
Trade debtors ($m)	68.8	52.4	4.3	2.4	3.2	10.4	141.5
Trade debtors lifetime ECL ($m)	0.1	0.1	—	—	—	0.2	0.4

(a) Ageing of other receivables

Below we present the ageing of the Group’s other receivables different from trade receivables, excluding other tax and social security taxes and prepayments.

2023

$m	Current	Less than 30 days	31-60 days	61-90 days	91-120 days	More than 120 days	Total
Amounts due from exchange, clearing houses and other counterparties
Default funds and deposits
Loans receivables
Other debtors
Corresponding allowance for loan losses ECL

2022

$m	Current	Less than 30 days	31-60 days	61-90 days	91-120 days	More than 120 days	Total
Amounts due from exchange, clearing houses and other counterparties	4,046.7	—	—	—	13.9	—	4,060.6
Default funds and deposits	3,527.7	—	—	—	—	—	—
Loans receivables	18.2	5.3	—	—	—	—	18.2
Other debtors	103.5	—	—	—	—	—	103.5

							4,535.0
Corresponding allowance for loan losses ECL							13.9

January 18, 2024

35 Related party transactions, page F-85

31.

We note your disclosure that you have paid a management fee of 2.5% of EBITDA each year to one of your significant shareholders. Please tell us where these management fees are recorded within your consolidated income statements and revise to disclose the material terms of this agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that management fees paid are recorded within the line item titled “other expenses” in the consolidated income statement. For the years ended December 31, 2022 and 2021, management fees paid were $3.4 million and $2.1 million, respectively.

The Company further advises the Staff that it will revise the “Related party transactions” disclosure in its 2023 Consolidated Financial Statements, which will be included in a subsequent amendment, as outlined below:

“On October 20, 2020, the Company entered into a Shareholders’ Agreement with Amphitryon Limited, Ocean Ring Jersey Co. Limited and Ocean Trade Lux Co S.Á.R.L. (the “2020 Shareholders’ Agreement”). Pursuant to the terms of the 2020 Shareholders’ Agreement, the Group paid a management fee of 2.5% of our EBITDA each year to a party associated with the ultimate Parent company for services provided. For the years ended 31 December 2022 and 2021, the Group paid $3.4 million and $2.1 million, respectively, recorded within other expenses. As of 31 December 2023, there was $[•]m outstanding and $1.0m as at 31 December 2022 recorded within Trade and other payables.”

For the avoidance of doubt, the Company confirms that the 2020 Shareholders’ Agreement will terminate upon completion of the offering, as disclosed on page 180 Submission No. 2.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Ian Lowitt, Marex Group plc

Rob Irvin, Marex Group plc

Ian Schuman, Latham & Watkins LLP

Jennifer Gascoyne, Latham & Watkins LLP